Exhibit 99.1 Press release

WiLAN to Present at IAM’s NPE 2016 Conference

OTTAWA, Canada – March 15, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today announced the Company will present at IAM’s NPE 2016 Conference being held at Convene’s Financial District Event Center in New York. The presentation will take place on Tuesday, March 22, 2016 at 9:30am Eastern Time.  Presenting from management will be Jim Skippen, President & Chief Executive Officer.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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